MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

December 6, 2016
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	MAG Silver Corp., File No. 001-33574 Comments on Form 40-F for the Year Ended December 31, 2015

Dear Mr. Decker:

I am in receipt of your letter dated November 9, 2016.  To address the Staff’s comments and request for additional clarification, we herein provide the following written response.  For your convenience, the Staff’s comments are included below and our responses are numbered accordingly.
Your comments and the responses of MAG Silver Corp. (“MAG” or the “Company”) are as follows:
Staff Comment No. 1:
You indicate on page 34 of Exhibit 99.1 that you were asked to vacate the Cinco de Mayo Property in November 2012. No active exploration has since occurred, due to your inability to obtain a new surface access agreement with the local Ejido and a soil use change permit.  Please tell us in detail how you considered the above factors in concluding there were no impairment indicators related to the Cinco de Mayo Property as of December 31, 2015 and as of the end of the latest 2016 interim period.  Refer to paragraph 20 of IFRS 6. In doing so, please also tell us:

•	your factual basis for expecting the right to explore to be renewed, and
•	how you have planned or budgeted for substantive expenditure on further exploration and evaluation of mineral resources

Company’s Response to Staff Comment No. 1:
Paragraph 20 of IFRS 6, identifies various “facts and circumstances” that “indicate that an entity should test exploration and evaluation assets for impairment.”

In considering the applicability of IFRS 6, the Company considered the first two items listed  under this paragraph, specifically:

(a)     the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
and,
(b)     substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

As at the year end December 31, 2015 and at each subsequent interim period since then, the Company has evaluated the facts and circumstances surrounding its Cinco de Mayo Property, and concluded that no impairment indicators were present.  The rationale for this conclusion follows.

Cinco de Mayo – Mineral Exploration Rights

The Company owns and maintains 29 mineral concessions comprising the Cinco de Mayo property (see Appendix A) totaling over 25,000 hectares.  All work obligations to keep the claims in good standing have been fulfilled by the Company, the Company sought and was granted a formal federal Force Majeure exemption for 2015 and the first half of 2016 exploration work commitments on the property. An application will be made for the second half of 2016 in early 2017, and the Company expects to receive a continued work exemption.  As exhibited in Appendix A, the expiry dates of these claims vary and extend to 2049 - 2061.

With these concessions in good standing, the Company has the legal right to explore the concessions in the area for an extended period (33 – 45 years).

Company’s Expectation that surface access will be renewed

Surface access permission from the Ejido Benito Juarez (the “EBJ”) is required to obtain a ‘Soil Use Change Permit’ required for further exploration on a portion of the Cinco de Mayo Property.  As such, the Company actively continues its efforts to obtain a renewed surface access agreement with the EBJ.  The Company had previously (in 2009) already purchased the 41 specific surface rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain EBJ members.  This purchase was ratified by an official Assembly of the EBJ and registered and ratified by the Federal Agrarian Authority.  The Company is awaiting formal title transfer of the surface rights, as certain members of the Ejido have since challenged the purchase and prevented the Company from obtaining the surface access permission required as part of the exploration permit process.

The Company believes that the surface access will be restored, and the Soil Use Change Permit obtained in due course.  The basis for this belief is based on the following various factors, considered in aggregate.
•
There are no contractual or statutory time limits on obtaining surface access rights under the relevant permits required for continued exploration.  In the context of the mineral claims held for a period of 33 – 45 years (see above), there is no looming time constraint for regaining surface access and the subsequent Soil Use Change Permit. The Company is therefore under no significant time constraint to reach a resolution with the EBJ.

•	The surface ground in question, is desert and barren and offers no practical other use or value to the community – it is not suitable for agricultural or other use.
•
The Company believes that, based on its direct interactions within the community and with various EBJ members, the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the EBJ (or of the 12,000 other citizens in the project area).  However, prior to December 2015, the EBJ leadership had resisted calling a properly constituted Assembly to consider a renewed surface access agreement with the Company.

•
The EBJ elects a new executive leadership every 3 years. The leadership in place the three years prior and through 2015 had not been supportive of MAG (see previous point).  On December 6, 2015, a new leader and leadership executive was elected for the EBJ.  As at December 31, 2015 and currently, the new leadership provides the Company with new reason and optimism that the Company and the EBJ can satisfactorily resolve the surface access issue.  Although there have been some initial conversations between party representatives, no significant movement is expected by the Company until a new Chihuahua State Governor is elected (which just happened in October, 2016 – see next two points).

•
The Cinco de Mayo Property is located in the State of Chihuahua, Mexico.  The Chihuahua State Governor (Governor Duarte, of the PRI Party) has been in place (in the periods in question) throughout the Company’s efforts to renew its surface access arrangements. This Governor had consistently avoided the Company and resisted assisting us in our efforts with the EBJ.  As Mexican electoral law precludes re-election to any and all positions, as at December 31, 2015 it was therefore a certainty that a new administration  would be taking office in 2016, creating renewed optimism and reason for expected assistance with our surface access situation.

•
On July 6, 2016, Chihuahua State elections were held, and a new pro-business, center-right National Action Party took office replacing Governor Duarte (to be effective on October 3, 2016.  The new Governor, Javier Corral Terrazas, had and has repeatedly expressed support for the mining industry in general and noted that small agrarian groups should not be allowed to hold up important mining development projects.

•
There have been other government officials, both in the Federal (as opposed to State) Mexican Government and from within the Canadian Embassy in Mexico, that the Company has been in discussions with over the past year on our surface access issue.   The Canadian Ambassador continues to be directly involved and is working hard for MAG at the Federal and State levels and has encouraged the Company not to stop its efforts.

•
There is an additional legal process that the Company was (as at December 31, 2015, and remains) involved in towards the resolution of this required surface access.  However, public disclosure of such process would be detrimental to the Company’s efforts.

Although the overall timeline to successful resolution is not determinable at this time, in light of the above facts and circumstances, the Company believes that the surface access issue will be overcome and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  The ultimate resolution will depend upon various factors including but not limited to: the ability of the Company to arrive at an agreement that would be fully supported by the majority of the EBJ; and, the ability of the EBJ to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.
Non EBJ surface areas within the Cinco de Mayo Property

In addition, the Cinco de Mayo Project is a 25,000 hectare district scale project, consisting of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.  Although the Upper Manto and Pegaso Zone are located on the portion of the property where the EBJ controls the surface rights, the Cinco de Mayo concession package extends beyond the Upper Manto and Pegaso Zones into areas where the surface rights are not controlled by the EBJ - including areas of some prior drilling successes and where over 40% of all drilling on the property has been undertaken.  This portion of the property is not surface access restricted.  However, given the sensitivities to the current EBJ process, the Company prefers to resume surface-based exploration in these non-EBJ areas once it restores the EBJ surface access.  The Company therefore still has the legal right to explore on a significant portion of the property not directly affected by the EBJ.

Analyst valuation of the property

As of approximately December 31, 2015, there were several analyst covering the Company,  seven of which (including Scotiabank, Raymond James, Macquarie, and others) had assigned a ‘net asset value’ or “NAV” to the Cinco de Mayo project well in excess of the carrying value (analyst NAVs average $150 million).

Substantive expenditure on further exploration for and evaluation of mineral resources

Significant exploration activities are planned for the Cinco de Mayo Property, once the surface access has been restored and the Soil Use Change Permit granted.  These activities include:

1.	Three-Dimensional Seismic survey over a 2 kilometer by 3 kilometer area centered on the deep Pegaso Zone discovery hole.

2.
Core drilling of the deep Pegaso Zone to flesh it out and trace it towards the inferred source for the system, with our geologic model indicates could be extremely large.  (Estimated 10 holes in the first offset drilling phase).

3.	Infill drilling on the Upper Manto to bring it from an Inferred to Indicated Resource.

4.	Dimensional Seismics and follow up drilling of previous intercepts and anomalies outside of the EBJ property.

The Company also maintains sufficient funds on hand, and financing ability to fund these activities.

Conclusion

The Company has considered various facts and circumstances that may indicate that it should test its Cinco de Mayo Property for impairment, and has concluded no impairment indicator is present.  As at December 31, 2015 and the 2016 interim periods, there is reason and rationale to expect that the EBJ surface access will be restored in due course.  Upon resolution, the Company plans to apply for a Soil Use Change Permit, and continue with further exploration on the property.

Staff Comment No. 2:
Please tell us your basis for capitalizing costs incurred related to the Cinco de Mayo Property as exploration and evaluation expenditures during periods you did not appear to have the legal right to explore this area. Refer to paragraphs 5(a) and BC11 of IFRS 6.

The Company’s Response to Staff Comment No. 2:
Paragraph 5 of IFRS 6 reads:

“An entity shall not apply the IFRS to expenditures incurred:

(a)     before the exploration for and evaluation of mineral resources, such as expenditures incurred before the entity has obtained the legal rights to explore a specific area.
(b)     after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Interpretation of IFRS 6 and application to the Company

Guidance and the Company’s interpretation of paragraph 5(a) suggests IFRS 6 should not be applied to “pre-exploration” expenditures (ie, to activities prior to obtaining exploration rights to a certain area).  Similarly, paragraph 5(b) suggests IFRS 6 should not be applied to expenditures once the exploration phase is over (ie, to development activities or activities after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable).

The costs incurred on the Cinco de Mayo property are not pre-exploration costs, as the rights to explore were acquired in 2004 – 2010, and 437 exploration holes have been drilled by the Company on the property since then.  As noted above, the exploration concessions (rights) are maintained in good standing (see above response to Staff Comment No. 1), and considerable exploration and evaluation has been done on the property (yet not to the point of technical feasibility).

Use of Judgement to determine costs capitalized as Exploration and Evaluation assets

In the year ended December 31, 2015 and in the nine months ended September 30, 2016, the Company incurred exploration and evaluation costs of $1.53 million and $855,000, respectively on the Cinco de Mayo property (see Appendix B), with the total capitalized exploration and evaluation expenditures on the property totaling $48.9 million as at December 31, 2015 ($49.7 million as at September 30, 2016).

IFRS 6, Paragraph 6 states “When developing its accounting policies, an entity recognising exploration and evaluation assets shall apply paragraph 10 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.”  IAS 8, Paragraph 10 notes that “In the absence of an IFRS that specifically applies to a transaction, other event or condition, management shall use its judgement in developing and applying an accounting policy….”

Likewise, Paragraph 9 of IFRS 6 states:  “An entity shall determine an accounting policy specifying which expenditures are recognised as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources.” It then goes on to provide a non-exhaustive list of examples.

In the judgement of the Company, the costs being incurred in order to re-establish our surface access and hence obtain our Soil Use Change Permit, are typical costs associated with finding mineral resources within Mexico (a jurisdiction where these types of delays can occur).  As noted above, the Company expects to renew its surface access rights, and the Company has applied its accounting policy on Exploration and Evaluation assets consistently since the surface access issue arose.

MAG Silver Corp. acknowledges that the Company is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

Should you require any further information, please do not hesitate to enquire.  Thank you.

Yours truly,

Signed “Larry Taddei”
______________________________________________
Larry Taddei
 Chief Financial Officer
MAG SILVER CORP.

APPENDIX A – List of Claims – MAG’s Cinco de Mayo project & associated expiration dates of individual concessions

NOMBRE DEL LOTE	CLASE	EXPEDIENTE		TITULO	FECHA	FECHA	SUP.
	CONC.			ACTUAL	Expedición	Vencimiento	HAS
						Expirey Date
CINCO DE MAYO PROPERTY
DON JOSE	X	1	1300	222251	22-Jun-2004	21-Jun-2054	1,640.0000
DON JOSE II	E	16/	36935	235685	16-Feb-2010	15-Feb-2060	469.9433
DON JOSE II FRACC. 1	E	16/	36942	235711	19-Feb-2010	18-Feb-2060	536.1942
DON JOSE II FRACC. 2	E	16/	36942	235712	19-Feb-2010	18-Feb-2060	1,005.5683
DON JOSE III	X	1	1492	224331	26-Apr-2005	25-Apr-2055	78.7872
DON JOSE III FRAC. 2	E	16/	24502	209293	30-Mar-1999	29-Mar-2049	32.7879
DON JOSE IV REDUCCION	E	16/	24773	218474	31-Oct-2000	30-Oct-2050	348.5547
DON JOSE V	E	16/	24789	212878	13-Feb-2001	12-Feb-2051	47.7166
DON JOSE VI	E	16/	38872	236414	30-Jun-2010	29-Jun-2060	412.2388
DON JOSE VII	E	16/	38912	237045	22-Oct-2010	21-Oct-2060	8.4199
DON JOSE VIII	E	16/	38969	237692	26-Apr-2011	25-Apr-2061	18.3534
DON ROBERTO	X	1	1462	224252	22-Apr-2005	21-Apr-2055	453.4431
CINCO DE MAYO	E	16/	31459	216086	9-Apr-2002	8-Apr-2052	65.0000
DANIEL	E	16/	33396	229222	27-Mar-2007	26-Mar-2057	1,653.9137
DANIEL 1	E	16/	34715	229249	28-Mar-2007	27-Mar-2057	4.8630
INDEPENDENCIA	E	16/	34753	229744	13-Jun-2007	12-Jun-2057	17,096,9082
LA MARY	E	16/	35303	230455	4-Sep-2007	3-Sep-2057	12.0000
LA AMISTAD	E	16/	34983	230454	4-Sep-2007	3-Sep-2057	11.4935
EL PLOMO	E	16/	35374	230475	6-Sep-2007	5-Sep-2057	20.0000
LA FORTUNA	E	16/	34744	228746	18-Jan-2007	17-Jan-2057	132.9008
LA SINFOROSA	E	16/	34746	228747	18-Jan-2007	17-Jan-2057	192.5727
EL CHINACATE	E	16/	34714	228723	17-Jan-2007	16-Jan-2057	651.9335
CAMARADA	E	16/	34695	228487	24-Nov-2006	23-Nov-2056	29.8687
TRES AMIGOS	E	16/	34610	228148	6-Oct-2006	5-Oct-2056	150.8245
LA FORTUNA	E	16/	32050	220802	8-Oct-2003	7-Oct-2053	8.6804
LA FORTUNA I	E	16/	32172	221879	7-Apr-2004	6-Apr-2054	0.6584
JOSEFINA I	E	16/	32178	221881	7-Apr-2004	6-Apr-2054	12.0000
CRIPTO	E	16/	32216	221884	7-Apr-2004	6-Apr-2054	9.0000
EL MANZANILLO	E	16/	32167	221877	7-Apr-2004	6-Apr-2054	8.5801

APPENDIX B – MAG’s Cinco de Mayo project: capitalized Exploration and Evaluation expenditures for the year ended 2015 and the 9 months ended September 30, 2016

Expressed in 000's of US$
	Year ended	Nine months ended
Cinco de Mayo Capitalized Exploration and Evaluation Expenditures	December 31,	September 30,
	2015	2016
Acquisition costs of mineral rights	$123	$-
Camp costs, travel & transport	167	73
Geological & geophysical	54	23
Land taxes and gov't fees	266	256
Legal, community and other consultation costs	921	503
Total for the period	$1,531	$855